Exhibit 99.3

PRESS RELEASE

United States: TotalEnergies and Borealis Start Up Baystar JV
Polyethylene Unit

Paris, October 3, 2023 –TotalEnergies and Borealis celebrate the start-up of their Baystar joint venture’s new 625,000 metric ton-per-year Borstar® polyethylene (PE) unit, which more than doubles the current production capacity at Baystar’s site in Bayport, Texas.

The new USD 1.4 billion unit completes the partners’ integrated petrochemicals venture, which includes the expanded Bayport PE facility, and the ethane cracker at the TotalEnergies Platform in Port Arthur, Texas.

The new PE unit, referred to as Bay 3, increases the Baystar site’s total production to over one million tons per year, which includes two legacy polyethylene production units. Bay 3 features the state-of-the-art proprietary Borstar® 3G technology licensed in North America for the first time. Borstar technology delivers advanced value-added polymers with enhanced sustainability by enabling light-weighting and the incorporation of greater amounts of post-consumer recycled materials in a variety of end products, serving the energy, infrastructure and consumer products industries.

After the inauguration of the ethane cracker unit in Port Arthur last year, the start-up of the new PE unit is the second milestone of this joint venture aimed at establishing Baystar as a fully integrated U.S. petrochemical player. The fruition of this venture also advances TotalEnergies ambition to grow in the United States,” said Bernard Pinatel, President, Refining & Chemicals, TotalEnergies.

“The arrival of Borealis’ proprietary Borstar technology in North America by way of Baystar marks, in line with our owners’ strategies, a crucial step for us in becoming a global leader in advanced and sustainable chemicals and material solutions,” said Borealis CEO, Thomas Gangl. “Expanding and deepening our footprint through Baystar enables us to better serve customers and partners by offering improved access to Borstar based products produced right here in North America.”

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About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

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